Putnam Investments
100 Federal Street
Boston, MA 02110
December 21, 2020

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: DeCarlo McLaren

Re:	Comments on Preliminary Proxy Statement on Schedule 14A (File No. 811-05346), filed with the Securities and Exchange Commission (the “Commission”) on December 7, 2020
(the “Proxy Statement”), of Putnam VT Global Equity Fund (the “Fund”), a series of
Putnam Variable Trust (the “Registrant”).

Dear Mr. McLaren:

This letter responds to the comments that you provided telephonically to Caitlin Robinson of Putnam Investment Management, LLC (“Putnam Management”), investment adviser to the Registrant, and James Forbes of Ropes & Gray LLP, counsel to the Registrant, on behalf of the staff of the Commission (the “Commission Staff”) on December 14, 2020 regarding the Proxy Statement. For convenience of reference, I have summarized each of the Commission Staff’s comments before the Registrant’s response. These responses will be reflected the definitive version of the Proxy Statement expected to be filed with the Commission on or about December 23, 2020. References to page numbers or specific text in the Commission Staff’s comments and the Registrant’s responses are to the corresponding page numbers and text of the Proxy Statement, as indicated.

1.    Comment: Please respond to all comments via correspondence on EDGAR before mailing the Proxy Statement to Fund shareholders. Please finalize the Proxy Statement with all brackets removed and all material information provided. The Commission Staff notes that the Registrant and its investment adviser are responsible for the adequacy and accuracy of the Proxy Statement.

Response: The Registrant confirms that it is responding to all comments via this correspondence on EDGAR before mailing the Proxy Statement to Fund shareholders. The Registrant also confirms that the Proxy Statement will be finalized with all brackets removed and all material information provided. The Registrant acknowledges that the Registrant and its investment adviser are responsible for the adequacy and accuracy of the Proxy Statement.

2.    Comment: In the discussion under the heading “Why are you being asked to vote?”, please clarify, if true, that, as a “global” fund, the Fund currently has exposure to multiple countries outside of the United States.

Response: The fourth bullet under the heading “Why are you being asked to vote?” has been revised as follows:

• The fund will be repositioned from a “global” fund ~~with significant U. S. exposure and little or no emerging market exposure~~ to an “international” fund . The fund currently has significant U. S. exposure and exposure to a number of countries outside of the United States, but little or no exposure to emerging markets. After the Repositioning, the fund will have ~~with~~ little or no U.S. exposure but significant exposure to countries outside of the United States, including meaningful ~~and significant~~ emerging market exposure. The fund also will no longer focus its investments in large- and mid-capitalization companies and instead will invest across all market capitalizations (including in small-capitalization companies). The fund’s principal investment strategies will change accordingly.

3.    Comment: The discussion under the heading “Why are you being asked to vote?” is quite broad. Please consider using additional headings to break up the discussion.

Response: The discussion under the heading “Why are you being asked to vote?” has been revised to include the following additional headings: “How do the fund’s principal investment strategies before and after the Repositioning compare?”, “Will the Repositioning impact the risks of investing in the fund?”, “Why is the fund being repositioned?”, “Is shareholder approval of the Repositioning required?”, and “When will the Repositioning take effect?”.

4.    Comment: In the discussion under the heading “Why are you being asked to vote?”, please disclose the differences in principal investment strategy and risks in tabular form.

Response: A tabular comparison of the Fund’s principal investment strategies before and after the Repositioning has been added under the heading “How do the fund’s principal investment strategies before and after the Repositioning compare?” and a tabular comparison of the Fund’s principal risks before and after the Repositioning has been added under the heading “Will the Repositioning impact the risks of investing in the fund?”.

5.    Comment: The second to last paragraph under the heading “Why are you being asked to vote?” discusses the rationale for the Fund’s repositioning. Please consider moving this discussion under a separate heading.

Response: The discussion of the rationale for the Fund’s repositioning has been moved under a separate heading titled “Why is the fund being repositioned?”.

I believe that this letter addresses the Commission Staff’s comments. Any questions on the Proxy Statement or with respect to this comment response letter may be directed to the undersigned. Thank you for your assistance.

Sincerely yours,

Caitlin Robinson
Putnam Investment Management, LLC

cc:	James E. Thomas, Ropes & Gray LLP
James M. Forbes, Ropes & Gray LLP

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